Marshall Edwards, Inc.
140 Wicks Road
North Ryde NSW 2113
Australia

December 10, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3-9
Washington, D.C. 20540-0404
Attn: Albert Lee

Re:	Marshall Edwards, Inc.
Post-Effective Amendment to Form S-1, filed December 10, 2004
Registration No. 333-109129

Dear Mr. Lee:

     We are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in your November 24, 2004 letter to the Company with respect to the Company’s Post-Effective Amendment No. 1 to Form S-1, which was filed with the Commission by the Company on November 12, 2004.

     In response to your letter, set forth below are your comments in bold followed by the Company’s responses to your comments.

1. Comment: Please update the financial statements and the related discussion and disclosure through September 30, 2004 to the post-effective amendment to Form S-1. As to all other disclosure, provide updated information as of the date you file your amendment.

Response: The Company advises the Staff that it has, today, filed with the Commission a Post-Effective Amendment No. 2 to Form S-1 (Registration No. 333-109129) in which the Company has (i) updated the financial statements and related discussion and disclosure through September 30, 2004 and (ii) as to all other disclosure, provided updated information as of the date of filing.

Please feel free to contact Steven A. Navarro (212-309-6147) or Owen S. Littman
(212-309-6142) of Morgan, Lewis & Bockius LLP, the Company’s outside counsel, with any questions regarding the foregoing.

Very truly yours,

MARSHALL EDWARDS, INC.

By:	/s/ David R Seaton

	Name:	David R. Seaton
	Title:	Chief Financial Officer and Secretary

cc:	Morgan, Lewis & Bockius LLP Steven A. Navarro Owen S. Littman

Ernst & Young Gary Daniels

BDO Australia Kevin Reid